SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 1

AMBEV REPORTS 2015 FOURTH QUARTER AND FULL YEAR

RESULTS UNDER IFRS

São Paulo, February 25, 2016 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2015 fourth quarter and full year 2015. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the twelve-month period ended December 31, 2015 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Top line was up 10.4% in the quarter, driven by growth in Brazil (+7.0%), CAC (+10.0%), LAS (+24.7%) and Canada (+4.0%). Volumes declined 3.3% while net revenue per hectoliter (NR/hl) was up by a solid 14.1%. In the full year, top line was up 12.0%, also explained by growth in all of our markets: (i) Brazil was up 8.0%, despite a volume decline of 2.7%, mainly driven by the tough comparable base of the 2014 FIFA World Cup and a challenging macroeconomic environment, more than offset by a solid 10.9% NR/hl increase; (ii) CAC top line was up 17.7%, as we continued to grow our business in Dominican Republic while expanding our presence in the region; (iii) LAS was up 29.7%, due to a strong NR/hl performance offsetting a low single digit volume decline in Argentina, along with a solid performance in Paraguay, Chile and Uruguay; and (iv) Canada was up 4.0%, as we accelerated our net revenue growth with a great balance between volume (+1.7%) and NR/hl (+2.2%). On a consolidated basis, volumes declined by 1.6% while NR/hl was up 13.8% in the year.

Cost of Goods Sold (COGS): Our COGS increased by 11.7% while, on a per hectoliter basis, the increase was 15.5%. In the full year, COGS increased by 13.2% while COGS/hl increased by 15.0% mainly driven by (i) inflationary pressures in Argentina, (ii) unfavorable currency movements and (iii) product mix, partially offset by the benefit of procurement savings initiatives, productivity gains and FX hedges.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) was up 15.7% in the quarter and 11.8% in the full year, as (i) higher overall inflation, (ii) higher distribution costs due to increased mix of direct distribution in Brazil and (iii) increased sales & marketing investments were partly offset by efficiency gains in Brazil and CAC.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 8,021 million (+7.0%) in 4Q15 with gross margin and EBITDA margin compression of 40bps and 170bps respectively. In the full year, EBITDA reached R$ 22,210 million (+12.4%) with gross margin down 30bps and EBITDA margin expansion of 20bps, driven by Brazil (+140bps) and CAC (+220bps), partly offset by LAS (-170bps) and Canada (-230bps).

Normalized Net Profit and EPS: Normalized Net Profit was R$ 4,349 million (-7.9%) in the quarter, as EBITDA growth was offset by (i) net interest expense, mainly due to a higher non cash accretion expense related to our investment in Dominican Republic and a higher carry cost of our hedges; and (ii) a higher effective tax rate, mainly due to higher tax provisions related to our international subsidiaries and a lower accrual from interest on shareholders’ equity in the quarter, with no impact in our cash benefit. In the full year, Normalized Net Profit was up +6.3% to R$ 13,236 million. Normalized EPS was R$ 0.27 in 4Q15 and R$ 0.81 in the full year.

Operating Cash Flow generation and CAPEX: While net profit declined in the quarter, operating cash flow was up 25% to R$ 10,988 million, due to nominal EBITDA growth (+18%), the non cash nature of some interest expenses, a similar cash tax outflow year over year and another quarter of working capital improvement. In the full year, we generated R$ 23,581 million (+48%) of operating cash flow, due to EBITDA growth (+22% in Brazilian Reais) and a significant improvement in working capital during all four quarters of 2015. CAPEX reached R$ 5,261 million, with Brazil flat yoy (R$ 3.1 billion), in line with our guidance.

Pay-out and Financial discipline: During 2015, we returned approximately R$ 12.1 billion to equity holders in dividends, interest on capital and buybacks. As of December 31st, 2015, our net cash position was R$ 10.233 million. This figure does not include the IOC payment of R$ 0.13 per share (approximately R$ 2.0 billion) announced on January 15th, 2016 to be paid starting on February 29th, 2016.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth  quarter of 2014 (4Q14). Values in this release may not add up due to rounding.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 2

Financial highlights - Ambev consolidated	4Q14		% As	%	FY14		% As	%

R$ million		4Q15	Reported	Organic		FY15	Reported	Organic
Total volumes	49,572.0	47,948.9	-3.3%	-3.3%	171,765.7	169,078.2	-1.6%	-1.6%
Beer	36,084.7	35,848.0	-0.7%	-0.7%	124,767.4	125,220.5	0.4%	0.4%
CSD and NANC	13,487.3	12,100.8	-10.3%	-10.3%	46,998.3	43,857.7	-6.7%	-6.7%

Net sales	12,232.9	15,296.2	25.0%	10.4%	38,079.8	46,720.1	22.7%	12.0%
Gross profit	8,423.0	10,367.2	23.1%	9.8%	25,265.2	30,658.8	21.3%	11.4%
Gross margin	68.9%	67.8%	-110 bps	-40 bps	66.3%	65.6%	-70 bps	-30 bps

Normalized EBITDA	6,801.1	8,021.4	17.9%	7.0%	18,275.8	22,209.7	21.5%	12.4%
Normalized EBITDA margin	55.6%	52.4%	-320 bps	-170 bps	48.0%	47.5%	-50 bps	20 bps
Normalized profit	4,722.2	4,349.3	-7.9%		12,451.0	13,236.3	6.3%
Normalized EPS	0.29	0.27	-8.0%		0.77	0.81	4.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

2015 was a challenging year, but we delivered another solid performance in terms of top line (+12.0%), EBITDA (+12.4%) and operating cash flow (+48.3% nominal) growth. Being able to quickly adapt to new scenarios while not losing sight of the future has been key to our unabiding commitment to drive not only short but, most importantly, long term performance.

Particularly in Brazil, our team’s ability to deliver was once again put to the test as, along with the difficult comparable base of the 2014 FIFA World Cup, the macroeconomic environment continued to deteriorate throughout the year. Nonetheless, we remained focused on the levers under our control and managed to deliver high single digit top line growth (+8.0%), which was at the high end of our guidance range, and a double digit EBITDA (+10.8%) growth.

In Beer Brazil, net revenue increased by 9.6% and EBITDA by 12.0% with an 110bps of margin expansion to 53.6%, as we accelerated the implementation of our five main commercial platforms throughout the year:

•         Elevate the Core

o    We believe that having strong brands that connect and create enduring bonds with consumers is a prerequisite to driving superior top line performance in a sustainable way.

o    During 2015, Skol boosted the summer experience with Skol Summer On and delivered breakthrough experiences during Carnival, São João, Tomorrowland, Lollapalooza and complete 360o national campaigns, ending the year as the most valuable brand in Latin America, per Millward Brown / BrandZ annual report. Antarctica and Brahma experienced strong activations throughout the year, respectively with samba events in Rio de Janeiro and country music festivals in São Paulo, including Brahma Valley and Barretos.

o    In 2H15, we also launched Skol Ultra and line extensions of Brahma Extra, targeting different consumption occasions and enhancing the equity of the Skol and Brahma mother brands.

•         Accelerate Premium

o    As we continued to improve our execution and expand our portfolio, premium volumes grew double digits for another quarter and in the full year, reaching 10% of our beer volumes in 4Q15.

o    Budweiser was the leading brand in the premium segment in 2015 and, along with Original, Serramalte, Stella Artois and Corona delivered strong performances in the full year, driving a positive price mix and EBITDA margin expansion.

•         Near Beer

o    Slightly more than one year since the launch of Senses, with its iconic blue bottle, and now with the addition of Spirit, in a green one, Skol Beats became one of the coolest and strongest brands within our portfolio, reaching a strong preference among young adults.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 3

o    With a solid growth throughout the year, the near beer segment now represents 1% of our beer volumes, growing our share in the total alcoholic beverage space and driving incremental volumes with stronger NR/h and higher margins.

•         In Home

o    In 2015, we accelerated our market programs, improving the shopper experience and beer category execution in the off trade, while driving affordability in a profitable way through the expansion of returnable glass bottles (RGB).

o    Returnables accelerated even further, with RGB volumes increasing by 100% in the channel in 4Q15, with an average weight of 14% in supermarkets for the full year.

•         Out of Home

o    In recent years, we have been continuously improving the bar experience through trade marketing programs and innovations. 2015 was no different as (i) we launched Skol Draft, already present in more than 10,000 bars in Brazil; (ii) promoted more than 35,000 music events in all regions of Brazil with Curtisom, our micro events platform; (iii) increased by 50% the introduction of new coolers in the market and; (iv) continued to expand the 1 liter returnable glass bottle, driving affordability for consumers in the out of home occasion.

In CSD & NANC Brazil, while the industry came under significant pressure due to the difficult consumer environment, we continued to invest behind our brands, launch new products (Guaraná Antarctica Black, Guaraná Antarctica Black Zero, Pepsi Zero, Mountain Dew) and strengthen our pack price strategy, leading to a record market share and high single digit EBITDA growth.

The successful implementation of our commercial platforms was crucial in achieving our goals in Brazil this year but, even more importantly, to better position us for the future. We will elaborate more on this in the Outlook section.

In Central America and the Caribbean (CAC), we had another year of strong top line growth and EBITDA margin expansion, while focusing on both organic and non-organic growth strategies. In Latin America South (LAS), we further strengthened our strategy in all segments. With solid performance from (i) mainstream, highlighted by the 340ml returnable glass bottle expansion in Paraguay, to (ii) premium, with Corona, Stella Artois and Patagonia, to (iii) near beer, with Mixxtail, we were able to mitigate the volatility in Argentina and to grow our EBITDA above the mid teens average rate of inflation of the region. And in Canada, we accelerated our top line growth with a great balance between volumes and price, through mainstream growth and the expansion of premium, including craft.

Looking at our divisional performance highlights:

•         Brazil. Our top line in Brazil was up 7.0% in 4Q15 while EBITDA increased 8.0% to R$ 5,198 million with a 50bps margin expansion. In the full year, top line was up 8.0%, at the higher end of our guidance of mid to high single digit growth, as the volume decline of 2.7% was more than offset by a solid 10.9% NR/hl increase. EBITDA was up 10.8% to R$ 14,101 million in 2015 with a 140bps EBITDA margin expansion.

o    In Beer Brazil, net revenues grew 8.4% in the quarter and 9.6% in the full year. Our market share according to Nielsen was 67.5% in the full year.

▪  Volumes were down 2.5% in the quarter mainly driven by the adverse macroeconomic environment and unfavorable weather in the quarter, with more rain than last year, partially offset by premium and near beer growth. In the full year, volumes declined 1.8%, as the challenging consumer environment was amplified by the difficult comparable base of the 2014 FIFA World Cup during 2Q15, partially offset by the successful implementation of our commercial initiatives along the year.

▪  NR/hl was up by 11.2% in the quarter and 11.7% in the full year, as we continued to implement our revenue management strategy in a solid way, leveraging on our pack price strategy and benefiting from the positive impact of premium mix and an increased weight of direct distribution.

o    In CSD & NANC Brazil, top line was down 1.0% in 4Q15 and 0.8% in FY15 due to negative volumes and price mix throughout the year. Pressured by negative real disposable income growth, we saw consumers reduce their frequency of CSDs consumption and trade down to water or powder juices. Volumes were down 6.4% in the quarter and 5.2% in the full year, with market share gains partially offsetting a high single digit industry decline. Within the energy drinks segment, Fusion became the third largest brand in Brazil, and is already second in some regions. NR/hl in CSD & NANC was up 5.8% in 4Q15 and 4.7% in the full year.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 4

o    Brazil cash COGS/hl grew 6.2% in the quarter, below inflation, benefiting from (i) procurement savings and productivity gains and (ii) FX and commodity hedges, while being negatively impacted by currency movements, a higher inflation in Brazil and product mix, mainly driven by the increased weight of premium products in beer. In the full year, cash COGS/hl was up 6.9% while cash COGS increased by 4.0%, in line with our guidance of mid single digit growth.

o    Brazil cash SG&A was up 9.3% in the quarter with higher sales and marketing and distribution expenses partially offset by lower administrative costs. In the full year, cash SG&A was up 8.3%, below inflation, in line with our guidance, due to (i) high single digits logistics costs, mainly driven by inflation and the increased weight of direct distribution; (ii) administrative costs in line with inflation and; (iii) mid single digit sales and marketing expenses, as we continued to invest behind our brands but benefited from efficiency gains and an easy comparable base given the investments made during the 2014 FIFA World Cup.

•         Central America and the Caribbean (CAC). EBITDA in the region totaled R$ 1.174 million (+25.2%) in 2015, driven by top line growth (+17.7%) and EBITDA margin expansion (+220bps).

o    Volumes continued to grow double digits (+10.7%)  in the quarter, leading to a full year increase of 15.2%. In Dominican Republic, we continued to invest behind the Presidente brand, celebrating its 80th anniversary and expanding its presence in the whole region. In Guatemala, we had another year of market share gains with a strong performance by our Mexican brands, mainly Modelo Especial and Corona. EBITDA was down in quarter due to the timing of sales & marketing and administrative expenses, but up 25.2% in 2015 with a another year of EBITDA margin expansion.

•         Latin America South (LAS). EBITDA for the region reached R$ 4,878 million (+24.7%) in the full year with top line up 29.7% and a 170bps margin compression.

o    Beer: We had another quarter of volume growth (+2.5%), leading to a 4.8% increase in 2015, with solid performances in (i) Argentina, mainly driven by Brahma in the mainstream segment, Corona and Patagonia in Premium, and Mixxtail in near beer; (ii) Chile, led by Corona but with the whole portfolio of brands growing volumes; (iii) Paraguay, driven by the successful roll out of the 340ml returnable glass bottle and; (iv) Uruguay, due to the strong growth of our premium portfolio. Top line was up 29.4% in the quarter and 34.6% in the year. EBITDA was slightly up in the quarter (+2.6%) as the impact from currency movements and high inflation on COGS was amplified by the timing of our sales & marketing expenses, partially offsetting net revenue growth. In the full year, EBITDA increased by 21.4%, above the mid teens average rate of inflation in the region.

o    CSD & NANC: Volumes were down 22.1% in LAS mainly driven by our alliance with CBC in Peru announced in July pursuant to which we are not reporting Peru CSD volumes anymore, with no material impact to EBITDA. Adjusted for Peru CSD, our volumes would be down high single digits reflecting the challenging trading conditions in the region. In the full year, volumes were down 13.4%. Nonetheless, volume performance was more than offset by a solid revenue management and EBITDA margin expansion, leading to 67.1% EBITDA growth in the year.

•         Canada. Canada delivered an EBITDA of R$ 2,057 million (-2.4%) in 2015, as top line increased 4.0% while we had EBITDA margin compression of 230bps.

o    We had another quarter of solid top line performance in Canada (+4.0%), with volumes up 2.9%, due to favorable weather and the 8th consecutive quarter of market share gains (+30bps) with strong performances from Corona, Stella Artois, Budweiser and Bud Light, and a 1.1% NR/hl increase. In the full year, volumes grew 1.7% while NR/hl was up 2.2%. EBITDA was down 9.0% in the quarter and 2.4% in 2015 mainly driven by increased sales & marketing investments and a negative currency impact on COGS.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 5

Outlook

In 2015, we decided to focus on what we could control and were able to deliver a solid result amidst a tough environment, particularly in Brazil. While pleased with our short term performance against this backdrop, our focus is to create long term shareholder value in a sustainable way.

With that in mind, as we start 2016 facing an adverse macroeconomic scenario in Brazil, with a significant impact on consumers’ disposable income, we have decided to once again use this challenging period as an opportunity to strengthen our commercial platforms and improve our operational excellence. Historically, some of our most important bets were made in scenarios such as the one we face now and we are confident that this is the time to build the base for the long term.

Nevertheless, to build our future in a sustainable way, we have to deliver in the short term. We acknowledge the difficult reality we are in but remain confident in our plan. We will continue to focus on the levers under our control, using our commercial platforms to navigate through the short term while better positioning us for the future:

•         Elevate the Core

Driving superior top line performance in a sustainable way.

o    It all starts with our core brands. Skol, Brahma and Antarctica are beloved brands in Brazil, part of consumers’ day to day lives, and have the ability to deliver great experiences through relevant initiatives, such as summer festivals, Carnival, São João, music and sports events, including the 2016 Rio de Janeiro Olympic Games.

o    These key branding and selling moments will be even more important in 2016. By leveraging on these initiatives, further improving our sales & marketing execution and boosting consumption occasions, we create the base to drive superior top line performance in a sustainable way.

•         Accelerate Premium

Driving positive price mix through better execution and portfolio expansion.

o    Growing fast and at 10% of our volumes, from less than 5% a few years ago, premium is already a reality in Brazil. But far from exhaustion. As we carefully expand our portfolio to address relevant consumer needs and continue to close execution gaps, we  see a significant opportunity to grow the premium segment in Brazil even further.

o    Through our international brands and domestic specialties, we expect premium to continue to increase its weight within our volumes, driving a positive price and margin mix.

•         Near Beer

Targeting volume opportunities beyond traditional beer occasions.

o    Starting with Skol Beats Senses, we have been developing a whole new industry in the alcoholic beverage space in Brazil, targeting consumption occasions that we were not relevant before, while adding strong equity to Skol mother brand. And we are confident that this is just the beginning.

o    With the addition of Skol Beats Spirit, further improvement in our distribution and a solid pipeline of new liquids, the near beer category presents an exciting opportunity for us to grow our share of throat, capturing incremental volumes in a highly profitable way.

•         In Home

Improving the shopper experience and driving affordability through returnables.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 6

o    In the current environment and with the right tools, there is a significant opportunity to improve the way people buy beer in Brazil to consume at home.

o    We have been continuously enhancing the beer category execution in small and big off trade formats, with initiatives such as boosting quality shelves and cooler placements. We have been also accelerating our returnable glass bottle strategy in supermarkets, driving affordability to consumers when they most need it, with better margins than one way aluminum cans.

•         Out of Home

Enhancing the out of home experience and building brands.

o    Going out to bars with friends is a strong part of Brazilian culture. Along the time, we have been continuously perfecting this occasion through new liquids, new packagings and trade marketing initiatives, not only boosting our volume opportunity but strengthening our brands.

o    On top of that, technology is becoming the most powerful tool to improve the sell in process, helping us to close important gaps in terms of volume and price execution. With that, we can focus even more in the sell out, working with bars, restaurants and nightclubs to further enhance the levers that activate demand while also bringing great experience to consumers in the out of home occasion.

Along with our top line focus, cost management is a strong part of our culture. Year over year we have been raising the bar for our performance and delivering superior profitability in the industry. That said, we have no doubt this is the time to push ourselves even further. On the one hand, we have some important cost headwinds to offset, on the other, the current environment presents some unique opportunities.

With that in mind, we expect in 2016:

•         Top line in Brazil to grow mid to high single digit in the full year, with an expected weak first quarter impacted by a tough comparable, including the early Carnival;

•         Cash COGS in Brazil to grow low to mid teens in the full year, mainly explained by the impact of the devaluation of the Brazilian Real during 2015 (our average implied foreign exchange hedge rate for 2016 is 3.24 BRL/USD, which compares to 2.31 BRL/USD in 2015), partially offset by procurement savings;

•         Brazil cash SG&A to grow low single digit in the full year, with overall inflation being offset by efficiency gains;

•         Capex in Brazil to decline year over year.

In Central America and the Caribbean region, we continue to see significant top line growth and EBITDA margin expansion opportunities to be captured in all of the countries where we operate. In LAS, we remain confident in our ability to deliver solid top line and EBITDA growth in the region. In Canada, we will continue to pursue healthy top line growth with superior profitability by leveraging our improved portfolio with stronger execution.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 7

Ambev Consolidated Income Statement

Consolidated income statement	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Net revenue	12,232.9		1,792.3	1,271.1	15,296.2	25.0%	10.4%
Cost of goods sold (COGS)	(3,809.8)		(673.4)	(445.8)	(4,929.0)	29.4%	11.7%
Gross profit	8,423.0		1,118.9	825.3	10,367.2	23.1%	9.8%
Selling, general and administrative (SG&A)	(2,963.6)		(481.7)	(486.0)	(3,931.3)	32.7%	16.4%
Other operating income	663.1		5.6	31.9	700.8	5.7%	4.8%
Normalized operating income (normalized EBIT)	6,122.5		642.9	371.2	7,136.7	16.6%	6.1%
Exceptional items above EBIT	(63.2)		(14.2)	(13.5)	(90.8)	43.8%	21.4%
Net finance results	(587.5)				(1,106.9)	88.4%
Share of results of associates	4.2				(1.6)	-139.0%
Income tax expense	(816.9)				(1,678.8)	105.5%
Profit	4,659.1				4,258.5	-8.6%
Attributable to Ambev holders	4,538.4				4,153.7	-8.5%
Attributable to non-controlling interests	120.7				104.8	-13.2%
Normalized profit	4,722.2				4,349.3	-7.9%
Attributable to Ambev holders	4,601.6				4,244.5	-7.8%

Normalized EBITDA	6,801.1		741.4	478.8	8,021.4	17.9%	7.0%

Consolidated income statement	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Net revenue	38,079.8		4,077.2	4,563.1	46,720.1	22.7%	12.0%
Cost of goods sold (COGS)	(12,814.6)		(1,553.5)	(1,693.3)	(16,061.4)	25.3%	13.2%
Gross profit	25,265.2		2,523.7	2,869.8	30,658.8	21.3%	11.4%
Selling, general and administrative (SG&A)	(10,978.7)		(1,117.3)	(1,363.1)	(13,459.1)	22.6%	12.4%
Other operating income	1,629.2	1.7	10.4	294.8	1,936.0	18.8%	18.1%
Normalized operating income (normalized EBIT)	15,915.6	1.7	1,416.8	1,801.5	19,135.7	20.2%	11.3%
Exceptional items above EBIT	(89.0)		(17.3)	(250.9)	(357.2)	nm	nm
Net finance results	(1,475.4)				(2,268.2)	53.7%
Share of results of associates	17.4				3.1	-82.2%
Income tax expense	(2,006.6)				(3,634.2)	81.1%
Profit	12,362.0				12,879.1	4.2%
Attributable to Ambev holders	12,065.5				12,423.8	3.0%
Attributable to non-controlling interests	296.5				455.4	53.6%
Normalized profit	12,451.0				13,236.3	6.3%
Attributable to Ambev holders	12,154.5				12,780.9	5.2%

Normalized EBITDA	18,275.8	1.7	1,657.9	2,274.3	22,209.7	21.5%	12.4%

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 8

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 9

Ambev Consolidated

We delivered during the quarter R$ 15,296.2 million of Net Revenue (+10.4%) and R$ 8,021.4 million of Normalized EBITDA (+7.0%). In the full year, Net Revenue was up 12.0% to R$ 46,720.1 million while EBITDA increased 12.4% to R$ 22,209.7 million.

Ambev results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	49,572.0			(1,623.2)	47,948.9	-3.3%	-3.3%
Net revenue	12,232.9		1,792.3	1,271.1	15,296.2	25.0%	10.4%
Net revenue/hl	246.8		37.4	34.9	319.0	29.3%	14.1%
COGS	(3,809.8)		(673.4)	(445.8)	(4,929.0)	29.4%	11.7%
COGS/hl	(76.9)		(14.0)	(11.9)	(102.8)	33.8%	15.5%
COGS excl. deprec.&amort.	(3,354.3)		(611.4)	(394.0)	(4,359.6)	30.0%	11.7%
COGS/hl excl. deprec. &amort	(67.7)		(12.8)	(10.5)	(90.9)	34.4%	15.5%
Gross profit	8,423.0		1,118.9	825.3	10,367.2	23.1%	9.8%
Gross margin	68.9%				67.8%	-110 bps	-40 bps
SG&A excl. deprec.&amort.	(2,740.6)		(445.1)	(430.2)	(3,615.9)	31.9%	15.7%
SG&A deprec.&amort.	(223.0)		(36.6)	(55.8)	(315.4)	41.4%	25.0%
SG&A total	(2,963.6)		(481.7)	(486.0)	(3,931.3)	32.7%	16.4%
Other operating income	663.1		5.6	31.9	700.8	5.7%	4.8%
Normalized EBIT	6,122.5		642.9	371.2	7,136.7	16.6%	6.1%
Normalized EBIT margin	50.0%				46.7%	-330 bps	-200 bps
Normalized EBITDA	6,801.1		741.4	478.8	8,021.4	17.9%	7.0%
Normalized EBITDA margin	55.6%				52.4%	-320 bps	-170 bps

Ambev results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	171,765.7	13.0		(2,700.4)	169,078.2	-1.6%	-1.6%
Net revenue	38,079.8		4,077.2	4,563.1	46,720.1	22.7%	12.0%
Net revenue/hl	221.7		24.1	30.5	276.3	24.6%	13.8%
COGS	(12,814.6)		(1,553.5)	(1,693.3)	(16,061.4)	25.3%	13.2%
COGS/hl	(74.6)		(9.2)	(11.2)	(95.0)	27.3%	15.0%
COGS excl. deprec.&amort.	(11,231.9)		(1,391.1)	(1,384.2)	(14,007.2)	24.7%	12.3%
COGS/hl excl. deprec. &amort	(65.4)		(8.2)	(9.2)	(82.8)	26.7%	14.1%
Gross profit	25,265.2		2,523.7	2,869.8	30,658.8	21.3%	11.4%
Gross margin	66.3%				65.6%	-70 bps	-30 bps
SG&A excl. deprec.&amort.	(10,201.2)		(1,038.6)	(1,199.4)	(12,439.2)	21.9%	11.8%
SG&A deprec.&amort.	(777.5)		(78.7)	(163.7)	(1,019.9)	31.2%	21.1%
SG&A total	(10,978.7)		(1,117.3)	(1,363.1)	(13,459.1)	22.6%	12.4%
Other operating income	1,629.2	1.7	10.4	294.8	1,936.0	18.8%	18.1%
Normalized EBIT	15,915.6	1.7	1,416.8	1,801.5	19,135.7	20.2%	11.3%
Normalized EBIT margin	41.8%				41.0%	-80 bps	-20 bps
Normalized EBITDA	18,275.8	1.7	1,657.9	2,274.3	22,209.7	21.5%	12.4%
Normalized EBITDA margin	48.0%				47.5%	-50 bps	20 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 10

Latin American North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 5,580.3 million (+7.3%) and R$ 15,274.6 million in the full year (+11.6%).

LAN results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	36,245.0			(942.1)	35,302.9	-2.6%	-2.6%
Net revenue	8,609.2		376.4	622.6	9,608.2	11.6%	7.2%
Net revenue/hl	237.5		10.7	24.0	272.2	14.6%	10.1%
COGS	(2,593.5)		(175.2)	(137.2)	(2,905.9)	12.0%	5.3%
COGS/hl	(71.6)		(5.0)	(5.8)	(82.3)	15.0%	8.1%
COGS excl. deprec.&amort.	(2,249.3)		(156.5)	(100.7)	(2,506.5)	11.4%	4.5%
COGS/hl excl. deprec. &amort	(62.1)		(4.4)	(4.5)	(71.0)	14.4%	7.3%
Gross profit	6,015.7		201.1	485.5	6,702.3	11.4%	8.1%
Gross margin	69.9%				69.8%	-10 bps	50 bps
SG&A excl. deprec.&amort.	(1,903.7)	-	(92.2)	(189.4)	(2,185.3)	14.8%	9.9%
SG&A deprec.&amort.	(164.2)		(12.4)	(44.9)	(221.5)	34.9%	27.4%
SG&A total	(2,067.9)		(104.6)	(234.3)	(2,406.8)	16.4%	11.3%
Other operating income	627.0		(1.1)	38.1	663.9	5.9%	6.1%
Normalized EBIT	4,574.8		95.3	289.2	4,959.4	8.4%	6.3%
Normalized EBIT margin	53.1%				51.6%	-150 bps	-40 bps
Normalized EBITDA	5,083.2		126.5	370.6	5,580.3	9.8%	7.3%
Normalized EBITDA margin	59.0%				58.1%	-90 bps	10 bps

LAN results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	125,418.3			(1,954.8)	123,463.5	-1.6%	-1.6%
Net revenue	26,470.7		871.6	2,312.7	29,654.9	12.0%	8.7%
Net revenue/hl	211.1		7.1	22.1	240.2	13.8%	10.5%
COGS	(8,807.5)		(414.2)	(699.6)	(9,921.3)	12.6%	7.9%
COGS/hl	(70.2)		(3.4)	(6.8)	(80.4)	14.4%	9.7%
COGS excl. deprec.&amort.	(7,616.7)		(353.2)	(422.6)	(8,392.5)	10.2%	5.5%
COGS/hl excl. deprec. &amort	(60.7)		(2.9)	(4.4)	(68.0)	11.9%	7.2%
Gross profit	17,663.2		457.4	1,613.0	19,733.6	11.7%	9.1%
Gross margin	66.7%				66.5%	-20 bps	30 bps
SG&A excl. deprec.&amort.	(7,052.2)		(217.1)	(590.0)	(7,859.3)	11.4%	8.4%
SG&A deprec.&amort.	(600.7)		(20.2)	(93.2)	(714.1)	18.9%	15.5%
SG&A total	(7,652.9)		(237.3)	(683.2)	(8,573.4)	12.0%	8.9%
Other operating income	1,620.9		(0.9)	251.5	1,871.5	15.5%	15.5%
Normalized EBIT	11,631.3		219.2	1,181.4	13,031.8	12.0%	10.2%
Normalized EBIT margin	43.9%				43.9%	bps	60 bps
Normalized EBITDA	13,422.7		300.3	1,551.6	15,274.6	13.8%	11.6%
Normalized EBITDA margin	50.7%				51.5%	80 bps	130 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 11

Ambev Brazil

We delivered R$ 5,198.3 million (+8.0%) of Normalized EBITDA in Brazil in the quarter, with an EBITDA margin of 61.4% (+50bps yoy). Net revenue grew 7.0% in the quarter, with a volume decline of 3.5% and a NR/hl increase of 10.9%. COGS rose 4.4% mainly impacted by a higher industrial depreciation (+17.5%). Total Cash COGS were up 2.4% in the quarter. Our SG&A (excluding depreciation and amortization) expenses grew 9.3% in the quarter.

In the full year, top line was up 8.0%, at the high end of our guidance range of mid to high single digit growth; cash COGS up 4.0%, in line with our guidance of mid single digit; cash SG&A up 8.3% in line with our guidance of growth below inflation; and EBITDA up 10.8%, with an EBITDA margin expansion of 140bps.

Ambev Brazil results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	33,873.0			(1,195.4)	32,677.6	-3.5%	-3.5%
Net revenue	7,908.2			552.6	8,460.8	7.0%	7.0%
Net revenue/hl	233.5			25.5	258.9	10.9%	10.9%
COGS	(2,280.0)			(100.8)	(2,380.8)	4.4%	4.4%
COGS/hl	(67.3)			(5.5)	(72.9)	8.2%	8.2%
COGS excl. deprec.&amort.	(1,979.3)			(48.2)	(2,027.5)	2.4%	2.4%
COGS/hl excl. deprec. &amort	(58.4)			(3.6)	(62.0)	6.2%	6.2%
Gross profit	5,628.2			451.8	6,080.0	8.0%	8.0%
Gross margin	71.2%				71.9%	70 bps	70 bps
SG&A excl. deprec.&amort.	(1,740.5)			(162.5)	(1,902.9)	9.3%	9.3%
SG&A deprec.&amort.	(153.4)			(24.6)	(178.0)	16.1%	16.1%
SG&A total	(1,893.9)			(187.1)	(2,080.9)	9.9%	9.9%
Other operating income	625.4			42.4	667.8	6.8%	6.8%
Normalized EBIT	4,359.8			307.1	4,666.9	7.0%	7.0%
Normalized EBIT margin	55.1%				55.2%	10 bps	10 bps
Normalized EBITDA	4,813.9			384.4	5,198.3	8.0%	8.0%
Normalized EBITDA margin	60.9%				61.4%	50 bps	50 bps

Ambev Brazil results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	117,508.9			(3,154.8)	114,354.1	-2.7%	-2.7%
Net revenue	24,382.8			1,943.3	26,326.2	8.0%	8.0%
Net revenue/hl	207.5			22.7	230.2	10.9%	10.9%
COGS	(7,833.2)			(525.1)	(8,358.3)	6.7%	6.7%
COGS/hl	(66.7)			(6.4)	(73.1)	9.6%	9.6%
COGS excl. deprec.&amort.	(6,791.3)			(273.9)	(7,065.2)	4.0%	4.0%
COGS/hl excl. deprec. &amort	(57.8)			(4.0)	(61.8)	6.9%	6.9%
Gross profit	16,549.6			1,418.3	17,967.9	8.6%	8.6%
Gross margin	67.9%				68.3%	40 bps	40 bps
SG&A excl. deprec.&amort.	(6,490.5)			(541.3)	(7,031.8)	8.3%	8.3%
SG&A deprec.&amort.	(565.4)			(70.4)	(635.8)	12.4%	12.4%
SG&A total	(7,055.9)			(611.6)	(7,667.6)	8.7%	8.7%
Other operating income	1,623.9			247.7	1,871.6	15.3%	15.3%
Normalized EBIT	11,117.6			1,054.3	12,171.9	9.5%	9.5%
Normalized EBIT margin	45.6%				46.2%	60 bps	60 bps
Normalized EBITDA	12,724.9			1,375.8	14,100.7	10.8%	10.8%
Normalized EBITDA margin	52.2%				53.6%	140 bps	140 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 12

Beer Brazil

In 4Q15, EBITDA for Beer Brazil was R$ 4,411.7 million (+7.9%) with an EBITDA margin compression of 30bps to 60.7%. NR grew 8.4% in the quarter. Volumes declined 2.5% mainly driven by the adverse macroeconomic environment and unfavorable weather in the quarter, with more rain than last year, partially offset by premium and near beer growth. NR/hl growth (+11.2%) was driven by our revenue management initiatives, the benefit of premium and near beer mix, and the positive impact from increased weight of direct distribution. Cash COGS/hl increased by 7.7% due to (i) unfavorable currency movements, (ii) product mix, mainly driven by premium, and (iii) higher inflation, partially offset by procurement savings and productivity gains along with FX and commodity hedges. Cash SG&A grew 11.2% mainly explained by inflation, the increased weight of direct distribution and phasing of our sales and marketing investment, partly offset by lower administrative expenses.

Beer Brazil results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	25,009.2			(629.2)	24,380.0	-2.5%	-2.5%
Net revenue	6,701.1			564.7	7,265.8	8.4%	8.4%
Net revenue/hl	267.9			30.1	298.0	11.2%	11.2%
COGS	(1,829.7)			(123.6)	(1,953.3)	6.8%	6.8%
COGS/hl	(73.2)			(7.0)	(80.1)	9.5%	9.5%
COGS excl. deprec.&amort.	(1,570.1)			(79.0)	(1,649.2)	5.0%	5.0%
COGS/hl excl. deprec. &amort	(62.8)			(4.9)	(67.6)	7.7%	7.7%
Gross profit	4,871.4			441.0	5,312.5	9.1%	9.1%
Gross margin	72.7%				73.1%	40 bps	40 bps
SG&A excl. deprec.&amort.	(1,563.7)			(175.0)	(1,738.7)	11.2%	11.2%
SG&A deprec.&amort.	(118.7)			(15.8)	(134.5)	13.3%	13.3%
SG&A total	(1,682.4)			(190.8)	(1,873.2)	11.3%	11.3%
Other operating income	521.7			12.1	533.8	2.3%	2.3%
Normalized EBIT	3,710.7			262.4	3,973.0	7.1%	7.1%
Normalized EBIT margin	55.4%				54.7%	-70 bps	-70 bps
Normalized EBITDA	4,088.9			322.8	4,411.7	7.9%	7.9%
Normalized EBITDA margin	61.0%				60.7%	-30 bps	-30 bps

Beer Brazil results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	86,903.9			(1,573.0)	85,330.9	-1.8%	-1.8%
Net revenue	20,468.6			1,972.7	22,441.3	9.6%	9.6%
Net revenue/hl	235.5			27.5	263.0	11.7%	11.7%
COGS	(6,162.4)			(595.2)	(6,757.6)	9.7%	9.7%
COGS/hl	(70.9)			(8.3)	(79.2)	11.7%	11.7%
COGS excl. deprec.&amort.	(5,266.4)			(374.8)	(5,641.2)	7.1%	7.1%
COGS/hl excl. deprec. &amort	(60.6)			(5.5)	(66.1)	9.1%	9.1%
Gross profit	14,306.2			1,377.5	15,683.7	9.6%	9.6%
Gross margin	69.9%				69.9%	bps	bps
SG&A excl. deprec.&amort.	(5,787.3)			(525.0)	(6,312.4)	9.1%	9.1%
SG&A deprec.&amort.	(434.4)			(40.0)	(474.4)	9.2%	9.2%
SG&A total	(6,221.8)			(565.1)	(6,786.8)	9.1%	9.1%
Other operating income	1,329.6			221.7	1,551.2	16.7%	16.7%
Normalized EBIT	9,414.0			1,034.1	10,448.1	11.0%	11.0%
Normalized EBIT margin	46.0%				46.6%	60 bps	60 bps
Normalized EBITDA	10,744.4			1,294.5	12,038.9	12.0%	12.0%
Normalized EBITDA margin	52.5%				53.6%	110 bps	110 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 13

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 786.5 million (+8.5%) in the 4Q15, with an EBITDA margin of 65.8% (+570bps). Net revenue was down 1.0% in the quarter, with a volume decline of 6.4%. We continued to gain market share, partly offsetting the high single digit industry decline driven by the challenging consumer environment. NR/hl grew 5.8% while cash COGS/hl declined 1.2% with a significant benefit from (i) commodity hedges, mainly sugar and PET and (iii) procurement savings and productivity gains. Cash SG&A was also down 7.1% mainly due to phasing of our sales and marketing expenses.

CSD&Nanc Brazil results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	8,863.8			(566.2)	8,297.6	-6.4%	-6.4%
Net revenue	1,207.1			(12.1)	1,195.1	-1.0%	-1.0%
Net revenue/hl	136.2			7.8	144.0	5.8%	5.8%
COGS	(450.3)			22.8	(427.5)	-5.1%	-5.1%
COGS/hl	(50.8)			(0.7)	(51.5)	1.4%	1.4%
COGS excl. deprec.&amort.	(409.2)			30.9	(378.3)	-7.5%	-7.5%
COGS/hl excl. deprec. &amort	(46.2)			0.6	(45.6)	-1.2%	-1.2%
Gross profit	756.8			10.8	767.6	1.4%	1.4%
Gross margin	62.7%				64.2%	150 bps	150 bps
SG&A excl. deprec.&amort.	(176.8)			12.5	(164.2)	-7.1%	-7.1%
SG&A deprec.&amort.	(34.7)			(8.8)	(43.5)	25.4%	25.4%
SG&A total	(211.5)			3.7	(207.7)	-1.8%	-1.8%
Other operating income	103.7			30.3	134.0	29.2%	29.2%
Normalized EBIT	649.1			44.8	693.9	6.9%	6.9%
Normalized EBIT margin	53.8%				58.1%	430 bps	430 bps
Normalized EBITDA	724.9			61.6	786.5	8.5%	8.5%
Normalized EBITDA margin	60.1%				65.8%	570 bps	570 bps

CSD&Nanc Brazil results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	30,605.0			(1,581.7)	29,023.3	-5.2%	-5.2%
Net revenue	3,914.2			(29.4)	3,884.8	-0.8%	-0.8%
Net revenue/hl	127.9			6.0	133.9	4.7%	4.7%
COGS	(1,670.8)			70.1	(1,600.7)	-4.2%	-4.2%
COGS/hl	(54.6)			(0.6)	(55.2)	1.0%	1.0%
COGS excl. deprec.&amort.	(1,524.9)			100.9	(1,424.0)	-6.6%	-6.6%
COGS/hl excl. deprec. &amort	(49.8)			0.8	(49.1)	-1.5%	-1.5%
Gross profit	2,243.4		-	40.8	2,284.1	1.8%	1.8%
Gross margin	57.3%				58.8%	150 bps	150 bps
SG&A excl. deprec.&amort.	(703.2)			(16.2)	(719.4)	2.3%	2.3%
SG&A deprec.&amort.	(131.0)			(30.3)	(161.3)	23.2%	23.2%
SG&A total	(834.2)			(46.6)	(880.7)	5.6%	5.6%
Other operating income	294.4			26.0	320.4	8.8%	8.8%
Normalized EBIT	1,703.6			20.2	1,723.8	1.2%	1.2%
Normalized EBIT margin	43.5%				44.4%	90 bps	90 bps
Normalized EBITDA	1,980.5			81.3	2,061.8	4.1%	4.1%
Normalized EBITDA margin	50.6%				53.1%	250 bps	250 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 14

Central America and Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 382.0 million (-5.1%) in the quarter, with an EBITDA margin of 33.3% (-530 bps).

Our top line increased by 10.0% in 4Q15, mainly explained by another quarter of double digit volume growth, driven by sound performance in all of the main countries we operate in the region. In the full year, our volumes were up 15.2% as we continued to expand the distribution of the Presidente brand in the Caribbean region, enhanced our presence in other islands and had another year of market share gains in Guatemala, with great performance by our Mexican brands. EBITDA declined in the quarter due to timing of sales & marketing and administrative expenses, but was up 25.2% in 2015 with another year of EBITDA margin expansion.

CAC results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume total ('000 hl)	2,372.0			253.3	2,625.3	10.7%	10.7%
Beer volume ('000 hl)	1,910.4			155.4	2,065.9	8.1%	8.1%
CSD volume ('000 hl)	461.5			97.9	559.4	21.2%	21.2%
Net revenue	701.0		376.4	70.0	1,147.4	63.7%	10.0%
Net revenue/hl	295.5		143.4	(1.8)	437.1	47.9%	-0.6%
COGS	(313.5)		(175.2)	(36.4)	(525.1)	67.5%	11.6%
COGS/hl	(132.2)		(66.7)	(1.1)	(200.0)	51.3%	0.8%
COGS excl. deprec.&amort.	(270.0)		(156.5)	(52.5)	(479.0)	77.4%	19.5%
COGS/hl excl. deprec. &amort	(113.8)		(59.6)	(9.0)	(182.5)	60.3%	7.9%
Gross profit	387.5		201.1	33.7	622.3	60.6%	8.7%
Gross margin	55.3%				54.2%	-110 bps	-70 bps
SG&A excl. deprec.&amort.	(163.3)		(92.2)	(26.9)	(282.4)	73.0%	16.5%
SG&A deprec.&amort.	(10.8)		(12.4)	(20.3)	(43.5)	nm	188.6%
SG&A total	(174.0)		(104.6)	(47.2)	(325.9)	87.3%	27.1%
Other operating income/expenses	1.6		(1.1)	(4.4)	(4.0)	nm	nm
Normalized EBIT	215.0		95.3	(17.9)	292.4	36.0%	-8.3%
Normalized EBIT margin	30.7%				25.5%	-520 bps	-510 bps
Normalized EBITDA	269.3		126.5	(13.8)	382.0	41.9%	-5.1%
Normalized EBITDA margin	38.4%				33.3%	-510 bps	-530 bps

CAC results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume total ('000 hl)	7,909.4			1,199.9	9,109.3	15.2%	15.2%
Beer volume ('000 hl)	6,246.8			783.6	7,030.4	12.5%	12.5%
CSD volume ('000 hl)	1,662.6			416.3	2,078.9	25.0%	25.0%
Net revenue	2,087.8		871.6	369.3	3,328.8	59.4%	17.7%
Net revenue/hl	264.0		95.7	5.8	365.4	38.4%	2.2%
COGS	(974.3)		(414.2)	(174.6)	(1,563.0)	60.4%	17.9%
COGS/hl	(123.2)		(45.5)	(2.9)	(171.6)	39.3%	2.4%
COGS excl. deprec.&amort.	(825.5)		(353.2)	(148.6)	(1,327.3)	60.8%	18.0%
COGS/hl excl. deprec. &amort	(104.4)		(38.8)	(2.6)	(145.7)	39.6%	2.5%
Gross profit	1,113.5		457.4	194.8	1,765.7	58.6%	17.5%
Gross margin	53.3%				53.0%	-30 bps	-10 bps
SG&A excl. deprec.&amort.	(561.7)		(217.1)	(48.7)	(827.5)	47.3%	8.7%
SG&A deprec.&amort.	(35.3)		(20.2)	(22.8)	(78.3)	122.1%	64.8%
SG&A total	(596.9)		(237.3)	(71.6)	(905.8)	51.7%	12.0%
Other operating income/expenses	(3.0)		(0.9)	3.8	(0.1)	-96.6%	-128.5%
Normalized EBIT	513.6		219.2	127.0	859.8	67.4%	24.7%
Normalized EBIT margin	24.6%				25.8%	120 bps	150 bps
Normalized EBITDA	697.7		300.3	175.8	1,173.9	68.2%	25.2%
Normalized EBITDA margin	33.4%				35.3%	190 bps	220 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 15

Latin America South (LAS)

LAS EBITDA increased by 12.3% in 4Q15 to R$ 1,854.9 million, with an EBITDA margin of +45.9% (-510 bps).

Top line for LAS increased by 24.7% during the quarter, explained by a NR/hl growth of 33.7% coupled with a volume decline of 6.8%, driven by a double digit decline in CSD & NANC partially offset by a 2.5% increase in Beer.

COGS/hl grew 37.8%, mainly driven by higher inflation and unfavorable currency movement in Argentina, along with product mix, partly offset by our hedges. SG&A (excluding depreciation and amortization) increased by 45.3%, adversely impacted by inflationary pressures mainly in Argentina.

In the full year, top line was up 29.7% and EBITDA rose 24.7% (43.3% margin, -170bps).

LAS results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	11,047.0			(746.7)	10,300.3	-6.8%	-6.8%
Net revenue	2,432.0		1,005.0	600.7	4,037.7	66.0%	24.7%
Net revenue/hl	220.1		97.6	74.3	392.0	78.1%	33.7%
COGS	(864.9)		(365.0)	(246.4)	(1,476.3)	70.7%	28.5%
COGS/hl	(78.3)		(35.4)	(29.6)	(143.3)	83.1%	37.8%
COGS excl. deprec.&amort.	(786.9)		(332.7)	(235.2)	(1,354.8)	72.2%	29.9%
COGS/hl excl. deprec. &amort	(71.2)		(32.3)	(28.0)	(131.5)	84.7%	39.3%
Gross profit	1,567.0		640.1	354.3	2,561.5	63.5%	22.6%
Gross margin	64.4%				63.4%	-100 bps	-100 bps
SG&A excl. deprec.&amort.	(450.1)		(209.6)	(203.7)	(863.4)	91.8%	45.3%
SG&A deprec.&amort.	(47.6)		(20.5)	(11.3)	(79.4)	66.8%	23.8%
SG&A total	(497.8)		(230.1)	(215.0)	(942.9)	89.4%	43.2%
Other operating income/expenses	39.3		6.4	(10.3)	35.4	-9.9%	-26.3%
Normalized EBIT	1,108.6		416.5	129.0	1,654.0	49.2%	11.6%
Normalized EBIT margin	45.6%				41.0%	-460 bps	-480 bps
Normalized EBITDA	1,234.3		469.2	151.4	1,854.9	50.3%	12.3%
Normalized EBITDA margin	50.8%				45.9%	-490 bps	-510 bps

LAS results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	36,826.4			(912.0)	35,914.5	-2.5%	-2.5%
Net revenue	6,955.7		2,234.4	2,065.4	11,255.6	61.8%	29.7%
Net revenue/hl	188.9		62.2	62.3	313.4	65.9%	33.0%
COGS	(2,607.3)		(832.9)	(866.6)	(4,306.8)	65.2%	33.2%
COGS/hl	(70.8)		(23.2)	(25.9)	(119.9)	69.4%	36.6%
COGS excl. deprec.&amort.	(2,331.5)		(754.3)	(833.1)	(3,918.9)	68.1%	35.7%
COGS/hl excl. deprec. &amort	(63.3)		(21.0)	(24.8)	(109.1)	72.4%	39.2%
Gross profit	4,348.4		1,401.6	1,198.8	6,948.8	59.8%	27.6%
Gross margin	62.5%				61.7%	-80 bps	-100 bps
SG&A excl. deprec.&amort.	(1,537.1)		(477.0)	(505.0)	(2,519.2)	63.9%	32.9%
SG&A deprec.&amort.	(139.3)		(49.3)	(62.7)	(251.2)	80.4%	45.0%
SG&A total	(1,676.4)		(526.4)	(567.6)	(2,770.4)	65.3%	33.9%
Other operating income/expenses	11.6		10.6	38.1	60.3	nm	nm
Normalized EBIT	2,683.6		885.8	669.3	4,238.7	57.9%	24.9%
Normalized EBIT margin	38.6%				37.7%	-90 bps	-140 bps
Normalized EBITDA	3,098.7		1,013.7	765.5	4,877.8	57.4%	24.7%
Normalized EBITDA margin	44.5%				43.3%	-120 bps	-170 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 16

LAS Beer

During 4Q15, LAS Beer delivered R$ 1,629.1 million (+2.6%) of EBITDA.

Volumes increased 2.5% mainly driven by double digit volume growth in (i) Chile, mainly driven by Corona, and; (ii) Paraguay, with strong growth of Budweiser and Ouro Fino; partially offset by low single digit volume decline in Argentina, due to unfavorable weather partially offset by solid performance of Brahma in mainstream, Corona and Patagonia in premium and Mixxtail in near beer. NR/hl grew 26.3% driven by (i) a solid execution of our revenue management strategy, especially in Argentina where we continue to face high inflationary pressures and (ii) a higher mix of premium. COGS/hl increased by 51.6% in the quarter impacted by higher inflation, premium mix and currency devaluation, mainly in Argentina, while cash SG&A grew 87.4% in the period also impacted by inflation and timing of our sales and marketing expenses. In the full year, our top line was up 34.6% while EBITDA was up 21.4% (49.5% margin, -540bps).

LAS Beer	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	6,885.0			171.4	7,056.5	2.5%	2.5%
Net revenue	1,903.9		808.9	560.2	3,273.0	71.9%	29.4%
Net revenue/hl	276.5		114.6	72.7	463.8	67.7%	26.3%
COGS	(544.3)		(264.6)	(301.2)	(1,110.1)	104.0%	55.3%
COGS/hl	(79.0)		(37.5)	(40.8)	(157.3)	99.0%	51.6%
COGS excl. deprec.&amort.	(476.2)		(235.3)	(285.4)	(996.9)	109.3%	59.9%
COGS/hl excl. deprec. &amort	(69.2)		(33.3)	(38.8)	(141.3)	104.3%	56.0%
Gross profit	1,359.6		544.2	259.0	2,162.8	59.1%	19.0%
Gross margin	71.4%				66.1%	-530 bps	-570 bps
SG&A excl. deprec.&amort.	(275.5)		(158.6)	(240.7)	(674.9)	144.9%	87.4%
SG&A deprec.&amort.	(38.8)		(17.5)	(12.3)	(68.6)	76.7%	31.7%
SG&A total	(314.3)		(176.1)	(253.0)	(743.5)	136.5%	80.5%
Other operating income/expenses	27.1		4.0	(3.1)	27.9	3.1%	-11.5%
Normalized EBIT	1,072.4		372.1	2.9	1,447.3	35.0%	0.3%
Normalized EBIT margin	56.3%				44.2%	-1210 bps	-1270 bps
Normalized EBITDA	1,179.3		418.9	31.0	1,629.1	38.1%	2.6%
Normalized EBITDA margin	61.9%				49.8%	-1210 bps	-1280 bps

LAS Beer	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	22,095.8			1,063.1	23,158.9	4.8%	4.8%
Net revenue	5,294.9		1,779.4	1,832.8	8,907.1	68.2%	34.6%
Net revenue/hl	239.6		76.8	68.1	384.6	60.5%	28.4%
COGS	(1,628.4)		(579.3)	(806.3)	(3,014.0)	85.1%	49.5%
COGS/hl	(73.7)		(25.0)	(31.4)	(130.1)	76.6%	42.7%
COGS excl. deprec.&amort.	(1,388.5)		(509.4)	(766.7)	(2,664.6)	91.9%	55.2%
COGS/hl excl. deprec. &amort	(62.8)		(22.0)	(30.2)	(115.1)	83.1%	48.1%
Gross profit	3,666.6		1,200.1	1,026.4	5,893.1	60.7%	28.0%
Gross margin	69.2%				66.2%	-300 bps	-340 bps
SG&A excl. deprec.&amort.	(1,040.5)		(348.1)	(463.2)	(1,851.8)	78.0%	44.5%
SG&A deprec.&amort.	(104.8)		(41.9)	(68.4)	(215.1)	105.2%	65.2%
SG&A total	(1,145.3)		(390.1)	(531.5)	(2,066.9)	80.5%	46.4%
Other operating income/expenses	7.9		3.1	11.8	22.8	190.3%	150.4%
Normalized EBIT	2,529.1		813.1	506.7	3,849.0	52.2%	20.0%
Normalized EBIT margin	47.8%				43.2%	-460 bps	-520 bps
Normalized EBITDA	2,873.8		925.0	614.6	4,413.4	53.6%	21.4%
Normalized EBITDA margin	54.3%				49.5%	-480 bps	-540 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 17

LAS CSD & NANC

In LAS CSD & NANC, our EBITDA reached R$ 225.8 million in the quarter, up 219.0% from an easy comparable base in 4Q14.

CSD & NANC volumes decreased 22.1% in 4Q15, mainly driven by our alliance with CBC in Peru announced in July, pursuant to which Ambev Peru will focus on its beer business in the country while CBC will be responsible for the soft drinks business. With that, we are not reporting CSD volumes in Peru anymore, with no material impact at EBITDA level. Adjusted for Peru CSD, our volumes would be down high single digits reflecting the challenging trading conditions in the region. While the industry remains pressured by the macroeconomic environment in Argentina, we are particularly excited with the recent launch of Guaraná Antarctica in the country. Our NR/hl was up 38.1% driven by our revenue management strategy, resulting in a top line growth of 7.7%. LAS CSD & NANC COGS/hl grew 6.4% in 4Q15, impacted by higher inflation and currency devaluation in Argentina, almost fully offset by FX and commodity hedges. SG&A (excluding depreciation and amortization) declined 21.2% in the quarter mainly driven by phasing of sales & marketing expenses and timing of variable compensation accruals. In the full year, EBITDA was up 67.1% with a 19.8% EBITDA margin (+630bps).

LAS CSD&Nanc	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	4,161.9			(918.1)	3,243.8	-22.1%	-22.1%
Net revenue	528.1		196.2	40.5	764.8	44.8%	7.7%
Net revenue/hl	126.9		60.5	48.4	235.8	85.8%	38.1%
COGS	(320.7)		(100.3)	54.9	(366.2)	14.2%	-17.1%
COGS/hl	(77.1)		(30.9)	(4.9)	(112.9)	46.5%	6.4%
COGS excl. deprec.&amort.	(310.7)		(97.4)	50.2	(357.9)	15.2%	-16.2%
COGS/hl excl. deprec. &amort	(74.6)		(30.0)	(5.7)	(110.3)	47.8%	7.6%
Gross profit	207.4		95.9	95.4	398.6	92.2%	46.0%
Gross margin	39.3%				52.1%	1280 bps	1390 bps
SG&A excl. deprec.&amort.	(174.6)		(51.0)	37.0	(188.6)	8.0%	-21.2%
SG&A deprec.&amort.	(8.8)		(3.0)	1.0	(10.8)	23.1%	-11.0%
SG&A total	(183.4)		(54.0)	38.0	(199.4)	8.7%	-20.7%
Other operating income/expenses	12.2		2.5	(7.2)	7.5	-38.8%	-59.2%
Normalized EBIT	36.2		44.4	126.1	206.7	nm	nm
Normalized EBIT margin	6.9%				27.0%	2010 bps	2160 bps
Normalized EBITDA	55.0		50.3	120.5	225.8	nm	nm
Normalized EBITDA margin	10.4%				29.5%	1910 bps	2050 bps

LAS CSD&Nanc	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	14,730.6			(1,975.1)	12,755.6	-13.4%	-13.4%
Net revenue	1,660.7		455.0	232.7	2,348.4	41.4%	14.0%
Net revenue/hl	112.7		35.7	35.7	184.1	63.3%	31.7%
COGS	(979.0)		(253.5)	(60.3)	(1,292.8)	32.1%	6.2%
COGS/hl	(66.5)		(19.9)	(15.0)	(101.4)	52.5%	22.6%
COGS excl. deprec.&amort.	(943.0)		(245.0)	(66.3)	(1,254.3)	33.0%	7.0%
COGS/hl excl. deprec. &amort	(64.0)		(19.2)	(15.1)	(98.3)	53.6%	23.6%
Gross profit	681.8		201.5	172.4	1,055.6	54.8%	25.3%
Gross margin	41.1%				45.0%	390 bps	400 bps
SG&A excl. deprec.&amort.	(496.6)		(128.9)	(41.8)	(667.3)	34.4%	8.4%
SG&A deprec.&amort.	(34.5)		(7.4)	5.7	(36.1)	4.8%	-16.6%
SG&A total	(531.1)		(136.3)	(36.1)	(703.5)	32.5%	6.8%
Other operating income/expenses	3.8		7.5	26.3	37.5	nm	nm
Normalized EBIT	154.5		72.7	162.6	389.7	152.3%	105.3%
Normalized EBIT margin	9.3%				16.6%	730 bps	740 bps
Normalized EBITDA	224.9		88.6	150.9	464.4	106.5%	67.1%
Normalized EBITDA margin	13.5%				19.8%	630 bps	630 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 18

Canada

In Canada, EBITDA was R$ 586.2 million (down 9.0%) with a margin of 35.5% (down 510bps).

NR increased by 4.0% as our volumes grew 2.9% mostly due to (i) another quarter of beer industry expansion in Canada driven by favorable weather and (ii) market share gains for the 8th consecutive quarter, as we benefited from solid performances of Corona and Stella Artois, which each saw double digits volume growth in the quarter, as well as Budweiser and Bud Light, which also grew volume and share. Our net revenue per hectoliter increased by 1.1% mainly explained by our revenue management initiatives and the benefit of premium mix.

Cash COGS/hl were up 15.0% driven by negative impact from currency devaluation, while cash SG&A rose 9.6% mainly due to higher sales and marketing expenses, also explaining the margin decline in the quarter. In the full year, NR was up 4.0% while EBITDA was down 2.4%.

The scope change in Canada refers to the addition of the Grupo Modelo brands commencing on March 1st, 2014.

Canada results	4Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			4Q15	Reported	Organic
Volume ('000 hl)	2,280.0			65.6	2,345.6	2.9%	2.9%
Net revenue	1,191.7		410.9	47.7	1,650.3	38.5%	4.0%
Net revenue/hl	522.7		175.2	5.7	703.5	34.6%	1.1%
COGS	(351.4)		(133.2)	(62.2)	(546.8)	55.6%	17.7%
COGS/hl	(154.1)		(56.8)	(22.2)	(233.1)	51.3%	14.4%
COGS excl. deprec.&amort.	(318.1)		(122.2)	(58.1)	(498.3)	56.7%	18.3%
COGS/hl excl. deprec. &amort	(139.5)		(52.1)	(20.9)	(212.4)	52.3%	15.0%
Gross profit	840.3		277.7	(14.6)	1,103.4	31.3%	-1.7%
Gross margin	70.5%				66.9%	-360 bps	-390 bps
SG&A excl. deprec.&amort.	(386.8)		(143.3)	(37.1)	(567.2)	46.6%	9.6%
SG&A deprec.&amort.	(11.3)		(3.7)	0.5	(14.5)	28.5%	-4.6%
SG&A total	(398.0)		(147.0)	(36.6)	(581.6)	46.1%	9.2%
Other operating income/expenses	(3.1)		0.3	4.2	1.5	-146.8%	-137.3%
Normalized EBIT	439.1		131.0	(47.0)	523.3	19.2%	-10.7%
Normalized EBIT margin	36.8%				31.7%	-510 bps	-530 bps
Normalized EBITDA	483.7		145.8	(43.3)	586.2	21.2%	-9.0%
Normalized EBITDA margin	40.6%				35.5%	-510 bps	-510 bps

Canada results	FY14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			FY15	Reported	Organic
Volume ('000 hl)	9,520.9	13.0		166.4	9,700.3	1.9%	1.7%
Net revenue	4,653.4		971.2	185.0	5,809.7	24.8%	4.0%
Net revenue/hl	488.8		100.1	10.7	598.9	22.5%	2.2%
COGS	(1,399.8)		(306.5)	(127.0)	(1,833.3)	31.0%	9.1%
COGS/hl	(147.0)		(31.6)	(10.6)	(189.0)	28.5%	7.2%
COGS excl. deprec.&amort.	(1,283.7)		(283.5)	(128.6)	(1,695.8)	32.1%	10.0%
COGS/hl excl. deprec. &amort	(134.8)		(29.2)	(10.9)	(174.8)	29.7%	8.1%
Gross profit	3,253.7		664.7	58.0	3,976.4	22.2%	1.8%
Gross margin	69.9%				68.4%	-150 bps	-150 bps
SG&A excl. deprec.&amort.	(1,611.9)		(344.5)	(104.4)	(2,060.8)	27.9%	6.5%
SG&A deprec.&amort.	(37.6)		(9.1)	(7.9)	(54.6)	45.1%	20.9%
SG&A total	(1,649.5)		(353.6)	(112.3)	(2,115.4)	28.2%	6.8%
Other operating income/expenses	(3.4)	1.7	0.7	5.2	4.2	nm	nm
Normalized EBIT	1,600.8	1.7	311.8	(49.1)	1,865.2	16.5%	-3.1%
Normalized EBIT margin	34.4%				32.1%	-230 bps	-230 bps
Normalized EBITDA	1,754.5	1.7	343.9	(42.8)	2,057.3	17.3%	-2.4%
Normalized EBITDA margin	37.7%				35.4%	-230 bps	-230 bps

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 19

Canada Other operating income / (expense)

Other operating income/(expense) totaled R$ 1,936.0 million in 2015, mainly explained by government grants related to State VAT long-term tax incentives.

Other operating income/(expenses)	4Q14	4Q15	FY14	FY15

R$ million

Government grants/NPV of long term fiscal incentives	530.4	530.4	1,479.9	1,755.7
(Additions to)/reversals of provisions	(35.9)	(69.7)	(32.2)	(106.1)
Net gain on disposal of property, plant and equipment and intangible assets	38.8	30.4	33.9	53.0
Net other operating income	129.8	209.6	147.5	233.4

	663.1	700.7	1,629.2	1,936.0

Exeptional items

In 2015, we recorded an expense of R$ 357.2 million in exceptional items, mostly explained by an administrative expense recorded in the 2Q15 related to the agreement reached between Ambev and CADE, the Brazilian Antitrust Authority, to definitely settle the lawsuit associated to the “Tô Contigo” program.

Exceptional items	4Q14	4Q15	FY14	FY15

R$ million

Restructuring	(23.1)	(36.1)	(48.9)	(63.3)
Administrative process				(239.1)
Costs of new acquisition		(48.9)		(48.9)
Impairment of fixed assets	(32.3)		(32.3)
Other exceptional items	(7.8)	(5.8)	(7.8)	(5.8)

	(63.2)	(90.8)	(89.0)	(357.2)

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 20

Net finance results

Net finance results totaled an expense of R$ 1,106.9 million in the quarter and R$ 2,268.2 million in the year, significantly above that of last year mainly due to a higher non cash accretion expense related to our investment in Dominican Republic and the carry cost of our hedges. Looking in detail, the full year result is explained by:

(i)            Interest income of R$ 575.5 million primarily from our cash balance in BRL, USD and CAD;

(ii)           Interest expense of R$ 1,036.6 million, of which:

a.     Around R$ 600 million non cash expense, related to the put option associated with our investment in the Dominican Republic. As part of the Cerveceria Nacional Dominicana (CND) deal in 2012, a put option exercisable until 2019 was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based on EBITDA from operations;

b.    The remaining portion was driven by interest expense from our debt outstanding, mainly linked to interest rates in Brazil;

(iii)          R$ 838.7 million losses on derivative instruments mainly driven by the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina, partly offset by carry gains from our foreign cash position hedged to BRL. Depending on the hedge instrument, the cash impact might differ in time from the expense accrual. Also depending on the instrument, significant interest rates and FX moves can generate non cash monthly gains or losses due to mark to market of these positions, which explains the quarterly volatility in 2015;

(iv)          R$ 460.4 million losses in non derivatives, mainly due to foreign exchange translation losses on payables, primarily in Brazil and Argentina;

(v)           Higher taxes in financial transaction were almost fully offset by lower Other financial expenses.

Net finance results	4Q14	4Q15	FY14	FY15

R$ million

Interest income	109.4	196.5	399.4	575.5
Interest expenses	(195.3)	(334.3)	(697.4)	(1,036.6)
Gains/(losses) on derivative instruments	(55.0)	(697.7)	(170.0)	(838.7)
Gains/(losses) on non-derivative instruments	(209.4)	(124.4)	(435.8)	(460.4)
Taxes on financial transactions	(20.7)	(73.3)	(78.1)	(146.4)
Other financial income/(expenses), net	(216.5)	(73.6)	(493.6)	(361.6)

Net finance results	(587.5)	(1,106.9)	(1,475.4)	(2,268.2)

As of December 2015 we held a net cash position of R$ 10,233.3 million (up from R$ 7,713.3 million as of December 2014).  Consolidated debt corresponded to R$ 3,599.5 million whereas cash and cash equivalents less bank overdrafts totaled R$ 13,617.6 million, up from R$ 9,623.0 million as of December 2014.

	December 2014			December 2015
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	572.3	1,422.5	1,994.8	594.0	1,560.7	2,154.6
Foreign Currency	415.8	212.1	627.9	688.6	756.2	1,444.8
Consolidated Debt	988.1	1,634.6	2,622.6	1,282.6	2,316.9	3,599.5

Cash and Cash Equivalents less Bank Overdrafts			9,623.0			13,617.6
Current Investment Securities			713.0			215.1

Net Debt/ (Cash)			(7,713.3)			(10,233.3)

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 21

Provision for income tax & social contribution

The weighted nominal tax rate in the quarter was similar to last year’s of 32.1%, while in the full year it was 31.6%, compared to 32.0% of 2014. Effective tax rate was up in the quarter from 14.9% to 28.3%, as we not only accrued lower benefits from interest on shareholders’ equity in 4Q15, but this benefit was also partly offset by negative Other tax adjustments in the quarter. In the full year, we reported a R$ 3,634.2 million income tax and social contribution expense (22.0% effective tax rate), significantly above last year’s R$ 2,006.6 million mainly due to:

(i)            Higher non taxable net financial and other income mainly due to BRL devaluation;

(ii)           A non deductible expense reported in the 2Q15 related to the R$ 230 million agreement reached between Ambev and CADE, the Brazilian Antitrust Authority, to definitely settle the lawsuit associated to the “Tô Contigo”;

(iii)          Higher foreign taxable income in Brazil due to BRL devaluation and, mainly, the new Brazilian legislation for foreign profits;

(iv)          Slightly lower positive impact from interest on shareholders’ equity accrual as we were already maximizing the cash benefit in the year;

(v)           A negative Other tax adjustment mainly driven by:

a.     Close to R$ 350 million one time impact from intercompany loans reported in the 1Q15. This came as a result of taxable profits generated through these transactions in certain affiliates, which were not offset by equivalent deductible losses due to the lack of sufficient taxable profits in the corresponding affiliates. Once profits are generated in the tax loss carrying affiliates, this negative impact is expected to be reverted;

b.    The remaining negative Other tax adjustment is related to higher withholding tax provision due to FX variation associated with unremitted earnings from international subsidiaries. Given the significant devaluation of the BRL against these countries’ currencies, unremitted earnings are worth more in BRL, generating a positive impact in shareholders equity and consequently a higher provision for withholding taxes.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution
R$ million	4Q14	4Q15	FY14	FY15

Profit before tax	5,476.0	5,937.3	14,368.6	16,513.4

Adjustment on taxable basis
Non-taxable net financial and other income	(299.4)	(100.9)	(550.0)	(999.9)
Goverment grants (VAT)	(430.2)	(489.1)	(1,196.8)	(1,360.7)
Share of results of associates	(4.2)	1.6	(17.4)	(3.1)
Expenses not deductible for tax purposes	147.1	25.6	260.7	415.9
Foreign profits taxed in Brazil	246.8	488.0	246.8	652.0
	5,136.2	5,862.6	13,112.0	15,217.7
Aggregated weighted nominal tax rate	32.1%	32.1%	32.0%	31.6%
Taxes – nominal rate	(1,649.7)	(1,880.9)	(4,200.9)	(4,806.9)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	709.8	430.3	1,729.8	1,646.1
Tax benefit - amortization on tax books	40.6	35.6	202.3	142.4
Other tax adjustments	82.3	(263.8)	262.2	(615.8)
Income tax and social contribution expense	(816.9)	(1,678.8)	(2,006.6)	(3,634.2)
Effective tax rate	14.9%	28.3%	14.0%	22.0%

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 22

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of December 31st, 2015.

Ambev S.A.'s shareholding structure
	ON	% Outstanding
Anheuser-Busch InBev	9,721,882,205	62.0%
FAHZ	1,561,263,301	10.0%
Market	4,401,948,933	28.1%
Outstanding	15,685,094,439	100.0%
Treasury	32,520,980
TOTAL	15,717,615,419
Free float BM&FBovespa	3,022,890,215	19.3%
Free float NYSE	1,379,058,718	8.8%

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q14	4Q15	FY14	FY15
Profit - Ambev holders	4,538.4	4,153.7	12,065.5	12,423.8
Non-controlling interest	120.7	104.8	296.5	455.4
Income tax expense	816.9	1,678.8	2,006.6	3,634.2
Profit before taxes	5,476.0	5,937.3	14,368.6	16,513.4
Share of results of associates	(4.2)	1.6	(17.4)	(3.1)
Net finance results	587.5	1,106.9	1,475.4	2,268.2
Exceptional items	63.2	90.8	89.0	357.2
Normalized EBIT	6,122.5	7,136.7	15,915.6	19,135.7
Depreciation & amortization - total	678.6	884.8	2,360.2	3,074.1
Normalized EBITDA	6,801.1	8,021.4	18,275.8	22,209.7

Subsequent Events

On November 11, 2015, subsidiaries of Ambev S.A. entered into an agreement to acquire a range of ready-to-drink, cider and craft beer brands for the Canadian market from the Mark Anthony Group of Companies. The transaction is valued at USD $350 million and was closed on January 20, 2016.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 23

Q4 2015 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	February 25th, 2016 (Thursday)

Time:	12:00 (Brasília time) 10:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=%2BhnkRwp45sjQuCSSz1COWQ%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10079212 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

www.ambev.com.br/investidores

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 24

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	4Q14	4Q15%		4Q14	4Q15%		4Q14	4Q15%
Volumes (000 hl)	25,009	24,380	-2.5%	8,864	8,298	-6.4%	33,873	32,678	-3.5%

R$ million
Net sales	6,701.1	7,265.8	8.4%	1,207.1	1,195.1	-1.0%	7,908.2	8,460.8	7.0%
% of total	54.8%	47.5%		9.9%	7.8%		64.6%	55.3%
COGS	(1,829.7)	(1,953.3)	6.8%	(450.3)	(427.5)	-5.1%	(2,280.0)	(2,380.8)	4.4%
% of total	48.0%	39.6%		11.8%	8.7%		59.8%	48.3%
Gross profit	4,871.4	5,312.5	9.1%	756.8	767.6	1.4%	5,628.2	6,080.0	8.0%
% of total	57.8%	51.2%		9.0%	7.4%		66.8%	58.6%
SG&A	(1,682.4)	(1,873.2)	11.3%	(211.5)	(207.7)	-1.8%	(1,893.9)	(2,080.9)	9.9%
% of total	56.8%	47.6%		7.1%	5.3%		63.9%	52.9%
Other operating income/(expenses)	521.7	533.8	2.3%	103.7	134.0	29.2%	625.4	667.8	6.8%
% of total	78.7%	76.2%		15.6%	19.1%		94.3%	95.3%
Normalized EBIT	3,710.7	3,973.0	7.1%	649.1	693.9	6.9%	4,359.8	4,666.9	7.0%
% of total	60.6%	55.7%		10.6%	9.7%		71.2%	65.4%
Normalized EBITDA	4,088.9	4,411.7	7.9%	724.9	786.5	8.5%	4,813.9	5,198.3	8.0%
% of total	60.1%	55.0%		10.7%	9.8%		70.8%	64.8%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.3%	-26.9%		-37.3%	-35.8%		-28.8%	-28.1%
Gross profit	72.7%	73.1%		62.7%	64.2%		71.2%	71.9%
SG&A	-25.1%	-25.8%		-17.5%	-17.4%		-23.9%	-24.6%
Other operating income/(expenses)	7.8%	7.3%		8.6%	11.2%		7.9%	7.9%
Normalized EBIT	55.4%	54.7%		53.8%	58.1%		55.1%	55.2%
Normalized EBITDA	61.0%	60.7%		60.1%	65.8%		60.9%	61.4%

Per hectoliter - (R$/hl)
Net sales	267.9	298.0	11.2%	136.2	144.0	5.8%	233.5	258.9	10.9%
COGS	(73.2)	(80.1)	9.5%	(50.8)	(51.5)	1.4%	(67.3)	(72.9)	8.2%
Gross profit	194.8	217.9	11.9%	85.4	92.5	8.3%	166.2	186.1	12.0%
SG&A	(67.3)	(76.8)	14.2%	(23.9)	(25.0)	4.9%	(55.9)	(63.7)	13.9%
Other operating income/(expenses)	20.9	21.9	5.0%	11.7	16.2	38.0%	18.5	20.4	10.7%
Normalized EBIT	148.4	163.0	9.8%	73.2	83.6	14.2%	128.7	142.8	11.0%
Normalized EBITDA	163.5	181.0	10.7%	81.8	94.8	15.9%	142.1	159.1	11.9%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	4Q14	4Q15%		4Q14	4Q15%		4Q14	4Q15%		4Q14	4Q15%
Volumes (000 hl)	11,047	10,300	-6.8%	2,372	2,625	-3.5%	2,280	2,346	2.9%	49,572	47,949	-3.3%

R$ million
Net sales	2,432.0	4,037.7	24.7%	701.0	1,147.4	10.0%	1,191.7	1,650.3	4.0%	12,232.9	15,296.2	10.4%
% of total	19.9%	26.4%		5.7%	7.5%		9.7%	10.8%		100.0%	100.0%
COGS	(864.9)	(1,476.3)	28.5%	(313.5)	(525.1)	11.6%	(351.4)	(546.8)	17.7%	(3,809.8)	(4,929.0)	11.7%
% of total	22.7%	30.0%		8.2%	10.7%		9.2%	11.1%		100.0%	100.0%
Gross profit	1,567.0	2,561.5	22.6%	387.5	622.3	8.7%	840.3	1,103.4	-1.7%	8,423.0	10,367.2	9.8%
% of total	18.6%	24.7%		4.6%	6.0%		10.0%	10.6%		100.0%	100.0%
SG&A	(497.8)	(942.9)	43.2%	(174.0)	(325.9)	27.1%	(398.0)	(581.6)	9.2%	(2,963.6)	(3,931.3)	16.4%
% of total	16.8%	24.0%		5.9%	8.3%		13.4%	14.8%		100.0%	100.0%
Other operating income/(expenses)	39.3	35.4	-26,3%	1.6	(4.0)	nm	(3.1)	1.5	-137.3%	663.1	700.8	4.8%
% of total	5.9%	5.1%		0.2%	-0.6%		-0.5%	0.2%		100.0%	100.0%
Normalized EBIT	1,108.6	1,654.0	11.6%	215.0	292.4	-8.3%	439.1	523.3	-10.7%	6,122.5	7,136.7	6.1%
% of total	18.1%	23.2%		3.5%	4.1%		7.2%	7.3%		100.0%	100.0%
Normalized EBITDA	1,234.3	1,854.9	12.3%	269.3	382.0	-5.1%	483.7	586.2	-9.0%	6,801.1	8,021.4	7.0%
% of total	18.1%	23.1%		4.0%	4.8%		7.1%	7.3%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.6%	-36.6%		-44.7%	-45.8%		-29.5%	-33.1%		-31.1%	-32.2%
Gross profit	64.4%	63.4%		55.3%	54.2%		70.5%	66.9%		68.9%	67.8%
SG&A	-20.5%	-23.4%		-24.8%	-28.4%		-33.4%	-35.2%		-24.2%	-25.7%
Other operating income/(expenses)	1.6%	0.9%		0.2%	-0.3%		-0.3%	0.1%		5.4%	4.6%
Normalized EBIT	45.6%	41.0%		30.7%	25.5%		36.8%	31.7%		50.0%	46.7%
Normalized EBITDA	50.8%	45.9%		38.4%	33.3%		40.6%	35.5%		55.6%	52.4%

Per hectoliter - (R$/hl)
Net sales	220.1	392.0	33.7%	295.5	437.1	-0.6%	522.7	703.5	1.1%	246.8	319.0	14.1%
COGS	(78.3)	(143.3)	37.8%	(132.2)	(200.0)	0.8%	(154.1)	(233.1)	14.4%	(76.9)	(102.8)	15.5%
Gross profit	141.9	248.7	31.5%	163.4	237.0	-1.8%	368.5	470.4	-4.5%	169.9	216.2	13.5%
SG&A	(45.1)	(91.5)	53.6%	(73.4)	(124.1)	14.9%	(174.6)	(248.0)	6.1%	(59.8)	(82.0)	20.3%
Other operating income/(expenses)	3.6	3.4	####	0.7	(1.5)	nm	(1.4)	0.6	-136.2%	13.4	14.6	8.4%
Normalized EBIT	100.4	160.6	19.7%	90.7	111.4	-17.2%	192.6	223.1	-13.2%	123.5	148.8	9.7%
Normalized EBITDA	111.7	180.1	20.4%	113.5	145.5	-14.3%	212.1	249.9	-11.5%	137.2	167.3	10.7%

.

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 25

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	FY14	FY15%		FY14	FY15%		FY14	FY15%
Volumes (000 hl)	86,904	85,331	-1.8	30,605	29,023	-5.2%	117,509	114,354	-2.7%

R$ million
Net sales	20,468.6	22,441.3	9.6%	3,914.2	3,884.8	-0.8%	24,382.8	26,326.2	8.0%
% of total	53.8%	48.0%		10.3%	8.3%		64.0%	56.3%
COGS	(6,162.4)	(6,757.6)	9.7%	(1,670.8)	(1,600.7)	-4.2%	(7,833.2)	(8,358.3)	6.7%
% of total	48.1%	42.1%		13.0%	10.0%		61.1%	52.0%
Gross profit	14,306.2	15,683.7	9.6%	2,243.4	2,284.1	1.8%	16,549.6	17,967.9	8.6%
% of total	56.6%	51.2%		8.9%	7.5%		65.5%	58.6%
SG&A	(6,221.8)	(6,786.8)	9.1%	(834.2)	(880.7)	5.6%	(7,055.9)	(7,667.6)	8.7%
% of total	56.7%	50.4%		7.6%	6.5%		64.3%	57.0%
Other operating income/(expenses)	1,329.6	1,551.2	16.7%	294.4	320.4	8.8%	1,623.9	1,871.6	15.3%
% of total	81.6%	80.1%		18.1%	16.5%		99.7%	96.7%
Normalized EBIT	9,414.0	10,448.1	11.0%	1,703.6	1,723.8	1.2%	11,117.6	12,171.9	9.5%
% of total	59.1%	54.6%		10.7%	9.0%		69.9%	63.6%
Normalized EBITDA	10,744.4	12,038.9	12.0%	1,980.5	2,061.8	4.1%	12,724.9	14,100.7	10.8%
% of total	58.8%	54.2%		10.8%	9.3%		69.6%	63.5%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.1%	-30.1%		-42.7%	-41.2%		-32.1%	-31.7%
Gross profit	69.9%	69.9%		57.3%	58.8%		67.9%	68.3%
SG&A	-30.4%	-30.2%		-21.3%	-22.7%		-28.9%	-29.1%
Other operating income/(expenses)	6.5%	6.9%		7.5%	8.2%		6.7%	7.1%
Normalized EBIT	46.0%	46.6%		43.5%	44.4%		45.6%	46.2%
Normalized EBITDA	52.5%	53.6%		50.6%	53.1%		52.2%	53.6%

Per hectoliter - (R$/hl)
Net sales	235.5	263.0	11.7%	127.9	133.9	4.7%	207.5	230.2	10.9%
COGS	(70.9)	(79.2)	11.7%	(54.6)	(55.2)	1.0%	(66.7)	(73.1)	9.6%
Gross profit	164.6	183.8	11.6%	73.3	78.7	7.4%	140.8	157.1	11.6%
SG&A	(71.6)	(79.5)	11.1%	(27.3)	(30.3)	11.3%	(60.0)	(67.1)	11.7%
Other operating income/(expenses)	15.3	18.2	18.8%	9.6	11.0	14.8%	13.8	16.4	18.4%
Normalized EBIT	108.3	122.4	13.0%	55.7	59.4	6.7%	94.6	106.4	12.5%
Normalized EBITDA	123.6	141.1	14.1%	64.7	71.0	9.8%	108.3	123.3	13.9%

Ambev - Segment financial information
Organic Results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	FY14	FY15%		FY14	FY15%		FY14	FY15%		FY14	FY15%
Volumes (000 hl)	36,826	35,914	-2.5%	7,909	9,109	15.2%	9,521	9,700	1.7%	171,766	169,078	-1.6%

R$ million
Net sales	6,955.7	11,255.6	29.7%	2,087.8	3,328.8	17.7%	4,653.4	5,809.7	4.0%	38,079.8	46,720.1	12.0%
% of total	18.3%	24.1%		5.5%	7.1%		12.2%	12.4%		100.0%	100.0%
COGS	(2,607.3)	(4,306.8)	33.2%	(974.3)	(1,563.0)	17.9%	(1,399.8)	(1,833.3)	9.1%	(12,814.6)	(16,061.4)	13.2%
% of total	20.3%	26.8%		7.6%	9.7%		10.9%	11.4%		100.0%	100.0%
Gross profit	4,348.4	6,948.8	27.6%	1,113.5	1,765.7	17.5%	3,253.7	3,976.4	1.8%	25,265.2	30,658.8	11.4%
% of total	17.2%	22.7%		4.4%	5.8%		12.9%	13.0%		100.0%	100.0%
SG&A	(1,676.4)	(2,770.4)	33.9%	(596.9)	(905.8)	12.0%	(1,649.5)	(2,115.4)	6.8%	(10,978.7)	(13,459.1)	12.4%
% of total	15.3%	20.6%		5.4%	6.7%		15.0%	15.7%		100.0%	100.0%
Other operating income/(expenses)	11.6	60.3	nm	(3.0)	(0.1)	-128.5%	(3.4)	4.2	nm	1,629.2	1,936.0	18.1%
% of total	0.7%	3.1%		-0.2%	0.0%		-0.2%	0.2%		100.0%	100.0%
Normalized EBIT	2,683.6	4,238.7	24.9%	513.6	859.8	24.7%	1,600.8	1,865.2	-3.1%	15,915.6	19,135.7	11.3%
% of total	16.9%	22.2%		3.2%	4.5%		10.1%	9.7%		100.0%	100.0%
Normalized EBITDA	3,098.7	4,877.8	24.7%	697.7	1,173.9	25.2%	1,754.5	2,057.3	-2.4%	18,275.8	22,209.7	12.4%
% of total	17.0%	22.0%		3.8%	5.3%		9.6%	9.3%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-37.5%	-38.3%		-46.7%	-47.0%		-30.1%	-31.6%		-33.7%	-34.4%
Gross profit	62.5%	61.7%		53.3%	53.0%		69.9%	68.4%		66.3%	65.6%
SG&A	-24.1%	-24.6%		-28.6%	-27.2%		-35.4%	-36.4%		-28.8%	-28.8%
Other operating income/(expenses)	0.2%	0.5%		-0.1%	0.0%		-0.1%	0.1%		4.3%	4.1%
Normalized EBIT	38.6%	37.7%		24.6%	25.8%		34.4%	32.1%		41.8%	41.0%
Normalized EBITDA	44.5%	43.3%		33.4%	35.3%		37.7%	35.4%		48.0%	47.5%

Per hectoliter - (R$/hl)
Net sales	188.9	313.4	33.0%	264.0	365.4	2.2%	488.8	598.9	2.2%	221.7	276.3	13.8%
COGS	(70.8)	(119.9)	36.6%	(123.2)	(171.6)	2.4%	(147.0)	(189.0)	7.2%	(74.6)	(95.0)	15.0%
Gross profit	118.1	193.5	30.8%	140.8	193.8	2.0%	341.7	409.9	0.0%	147.1	181.3	13.1%
SG&A	(45.5)	(77.1)	37.3%	(75.5)	(99.4)	-2.8%	(173.2)	(218.1)	5.0%	(63.9)	(79.6)	14.2%
Other operating income/(expenses)	0.3	1.7	nm	(0.4)	(0.0)	-124.7%	(0.4)	0.4	nm	9.5	11.5	20.0%
Normalized EBIT	72.9	118.0	28.1%	64.9	94.4	8.3%	168.1	192.3	-4.7%	92.7	113.2	13.1%
Normalized EBITDA	84.1	135.8	27.9%	88.2	128.9	8.7%	184.3	212.1	-4.1%	106.4	131.4	14.2%

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 26

CONSOLIDATED BALANCE SHEET	December 2015	December 2014
R$ million
Assets
Current assets
Cash and cash equivalents	13,620.2	9,722.1
Investment securities (CURRENT)	215.1	713.0
Derivative financial instruments (current assets)	1,512.4	882.5
Trade receivables (current)	4,165.7	3,028.9
Inventories	4,338.2	3,411.3
Income tax and social contributions receivable	2,398.6	610.0
Other taxes receivable	796.3	971.9
Other assets (current)	1,268.0	1,388.7
	28,314.5	20,728.4
Non-current assets
Investment securities	118.6	68.0
Derivative financial instruments (assets)	51.4	5.5
Income tax and social contributions receivable	557.4	718.1
Deferred tax assets	2,749.8	1,392.5
Other taxes receivable	335.4	443.1
Other assets (non-current)	2,140.2	1,736.5
Employee benefits	8.6	12.8
Investments in associates	714.9	40.4
Property, plant and equipment	19,140.1	15,740.1
Intangible assets	5,092.2	3,754.9
Goodwill	30,953.1	27,502.9
	61,861.7	51,414.8

Total assets	90,176.2	72,143.2

Equity and liabilities
Current liabilities
Trade payables (current)	11,833.7	8,708.7
Derivative financial instruments (current liabilities)	4,673.0	1,909.2
Interest-bearing loans and borrowings (current)	1,282.6	988.1
Bank overdrafts	2.5	99.1
Payroll and social security payables	915.5	598.4
Dividends and interest on shareholder´s equity payable	598.6	2,435.3
Income tax and social contribution payable	1,245.3	640.4
Taxes and contributions payable	3,096.9	2,903.3
Other liabilities	6,370.7	3,403.1
Provisions	123.1	139.2
	30,141.9	21,824.8
Non-current liabilities
Trade payables (non-current)	110.1	73.9
Derivative financial instruments (liabilities)	145.1	29.9
Interest-bearing loans and borrowings	2,316.9	1,634.5
Deferred tax liabilities	2,473.5	1,737.6
Taxes and contributions payable (non-current)	910.0	610.9
Income tax and social contribution payable	-	-
Other liabilities (non-current)	1,023.7	286.7
Provisions (non-CURRENT)	499.5	543.2
Employee benefits (non CURRENT)	2,221.9	1,757.0
	9,700.7	6,673.7

Total liabilities	39,842.6	28,498.5

Equity
Issued capital	57,614.1	57,582.4
Reserves	62,574.8	59,907.2
Comprehensive income	(71,857.0)	(75,268.0)
Equity attributable to equity holders of Ambev	48,331.9	42,221.6
Non-controlling interests	2,001.7	1,423.1
Total Equity	50,333.6	43,644.7

Total equity and liabilities	90,176.2	72,143.2

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 27

CONSOLIDATED STATEMENT OF OPERATIONS				FY14
R$ million	4Q15	4Q14	FY15

Net sales	15,296.2	12,232.9	46,720.1	38,079.8
Cost of sales	(4,929.0)	(3,809.8)	(16,061.4)	(12,814.6)
Gross profit	10,367.2	8,423.0	30,658.8	25,265.2

Sales and marketing expenses	(3,278.1)	(2,336.2)	(11,177.9)	(9,158.7)
Administrative expenses	(653.3)	(627.5)	(2,281.3)	(1,820.0)
Other operating income/(expenses)	700.8	663.1	1,936.0	1,629.2

Normalized EBIT	7,136.7	6,122.5	19,135.7	15,915.6

Exceptional items	(90.8)	(63.2)	(357.2)	(89.0)

Income from operations (EBIT)	7,045.9	6,059.3	18,778.5	15,826.6

Net finance results	(1,106.9)	(587.5)	(2,268.2)	(1,475.4)
Share of results of associates	(1.6)	4.2	3.1	17.4

Profit before income tax	5,937.3	5,476.0	16,513.4	14,368.6

Income tax expense	(1,678.8)	(816.9)	(3,634.2)	(2,006.6)

Profit	4,258.5	4,659.1	12,879.1	12,362.0
Attributable to:
Equity holders of Ambev	4,153.7	4,538.4	12,423.8	12,065.5
Non-controlling interest	104.8	120.7	455.4	296.5

Basic earnings per share (common)	0.26	0.29	0.79	0.77
Diluted earnings per share (common)	0.26	0.29	0.78	0.76

Normalized Profit	4,349.3	4,722.2	13,236.3	12,451.0

Normalized basic earnings per share (common)	0.27	0.29	0.81	0.78
Normalized diluted earnings per share (common)	0.27	0.29	0.81	0.77

Nº of basic shares outstanding	15,740.7	15,704.3	15,735.3	15,682.9
Nº of diluted shares outstanding	15,864.6	15,841.2	15,859.2	15,819.9

Fourth Quarter and Full Year 2015 Results February 25, 2016 Page 28

CONSOLIDATED STATEMENT OF CASH FLOWS				FY14
R$ million	4Q15	4Q14	FY15
Cash Flows from Operating Activities
Profit	4,258.5	4,659.1	12,879.1	12,362.0
Depreciation, amortization and impairment	885.3	710.9	3,074.6	2,392.5
Impairment losses on receivables and inventories	19.2	20.1	97.7	99.5
Additions/(reversals) in provisions and employee benefits	105.7	83.4	483.1	169.1
Net finance cost	1,106.9	587.5	2,268.2	1,475.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(28.8)	(38.8)	(27.9)	(33.9)
Gain on sale of operations in subsidiaries	(1.7)		(25.1)
Equity-settled share-based payment expense	55.9	44.9	197.1	161.0
Income tax expense	1,678.8	816.9	3,634.2	2,006.6
Share of result of associates	1.6	(4.2)	(3.1)	(17.4)
Other non-cash items included in the profit	(579.7)	(23.7)	(1,305.7)	(320.1)
Cash flow from operating activities before changes in working capital and use of provisions	7,501.7	6,856.2	21,272.3	18,294.9
Decrease/(increase) in trade and other receivables	(795.5)	(435.2)	(380.8)	(502.6)
Decrease/(increase) in inventories	(114.1)	(215.8)	(681.5)	(589.0)
Increase/(decrease) in provisions, trade and other payables	4,371.8	2,810.8	5,083.2	1,577.4
Cash generated from operations	10,963.9	9,015.9	25,293.3	18,780.7
Interest received/(paid)	(531.4)	(459.5)	(257.3)	(699.6)
Dividends received	656.2	349.4	656.2	349.4
Income tax paid	(2.9)	(46.1)	14.8	21.0
Cash flow from operating activities	(97.8)	(87.8)	(2,126.1)	(2,555.8)
Proceeds from sale of property, plant, equipment and intangible assets	10,987.9	8,771.8	23,580.9	15,895.7
Proceeds from sale of operations in subsidiaries	61.2	74.4	99.8	151.9
Acquisition of property, plant, equipment and intangible assets	5.8		94.3
Acquisition of subsidiaries, net of cash acquired	(2,069.9)	(1,276.4)	(5,261.2)	(4,493.1)
Acquisition of other investments	(948.3)	(1.6)	(1,212.2)	(10.7)
Investment in debt securities and net proceeds of debt securities	(14.3)		(123.4)
Net acquisition of other assets	584.4	(185.0)	403.8	(445.7)
Cash flow used in investing activities	0.1	0.6	2.0	29.5
Capital increase	(2,380.9)	(1,388.0)	(5,997.1)	(4,768.1)
Repurchase of treasury shares	(0.0)	7.7	9.9	157.6
Proceeds from borrowings	14.0	(50.5)	(824.2)	(74.2)
Repayment of borrowings	567.2	514.1	4,964.6	1,005.2
Cash net finance costs other than interests	(409.5)	(458.5)	(5,653.0)	(1,790.3)
Payment of finance lease liabilities	(2,441.0)	130.2	(2,326.9)	(380.9)
Dividends paid	(2.7)	(0.3)	(8.1)	(1.6)
Cash flow used in financing activities	(2,423.1)	(3,518.7)	(11,490.2)	(12,059.6)
Net increase/(decrease) in Cash and cash equivalents	(4,695.2)	(3,376.1)	(15,327.9)	(13,143.8)
Cash and cash equivalents less bank overdrafts at beginning of period	3,911.9	4,007.7	2,255.9	(2,016.2)
Effect of exchange rate fluctuations	(13,487.3)	(13,321.3)	9,623.0	11,538.2
Cash and cash equivalents less bank overdrafts at end of period	216.0	213.1	1,738.7	100.9

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer